

AtYourGate   Your in-airport personal shopper



David Henninger · 2nd

AtYourGate Inc.

President, COO, Director, Secretary at AtYourGate Inc.

Mission Viejo, California · 500+ connections · **Contact info**

The University of Ch
Booth School of Bus

Featured



At Your Gate
youtube.com

Your in-airport personal shopper.

Experience

President, COO, Director, Secretary

AtYourGate Inc. · Full-time

Nov 2019 – Present · 9 mos

Orange County, California Area

App-based in-airport delivery service delivering food and retail items to the traveler's and fligh
crew's gate...currently operating at SAN, EWR, JFK, MSP, BOS, LGA, PDX, SJC, ONT

www.atyourgate.com

Member Board of Directors; Treasurer
The Independence Fund
Jan 2016 – Present · 4 yrs 7 mos

The Independence Fund's mission is to support our injured and wounded Veterans with the tools to achieve their independence and freedoms they have fought so hard to preserve!

www.independencefund.org

President, COO, CMO
AtYourGate LLC
Nov 2015 – Present · 4 yrs 9 mos
Orange County, California Area

App-based in-airport delivery service delivering food and retail items to the traveler's and fligh crew's gate...currently operating at SAN, EWR, JFK, MSP, BOS, LGA, PDX, SJC, ONT

www.atyourgate.com

Chief Executive Officer
The Conrad Marketing Agency
Dec 2013 – Nov 2015 · 2 yrs

Consultancy in sports marketing, new business development, and brand marketing



Chief Marketing Officer
Hooters of America
Jan 2012 – Dec 2013 · 2 yrs
Atlanta Ga

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Education



The University of Chicago - Booth School of Business
Master of Business Administration (MBA), Marketing
1991 – 1993



The Ohio State University
Bachelor's Degree, Chemical Engineering
1979 – 1983



